EXHIBIT (12)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twelve Months Ended June 30, 2010

Income before provision for income taxes and fixed charges (Note A)	$115,024,339

Fixed charges:
Interest on long-term debt	$42,105,418
Interest on short-term debt	828,441
Interest on trust preferred securities	4,214,583
Other interest	(1,101,758)
Rental expense representative of an interest factor (Note B)	5,620,003

Total fixed charges	$51,666,687

Ratio of earnings to fixed charges	2.23	x

NOTE A:          For the purpose of determining earnings in the calculation of the ratio, net income has been increased by the provision for income taxes, non-operating income taxes, and by the sum of fixed charges as shown above.

NOTE B:          One-third of rental expense (which approximates the interest factor).